On October 26, 1999 the Board of Trustees of the Funds, upon the recommendation of the Board's Audit Committee, determined not to retain Arthur Andersen LLP and approved a change in the Funds' independent auditors to PricewaterhouseCoopers, LLP for the Goldman Sachs Money Market (Goldman Sachs ILA Portfolios and
Goldman Sachs Financial Square Funds) and Goldman Sachs Asset Allocation Portfolios and Ernst and Young for the Goldman Sachs Specialty Funds
(Goldman Sachs Internet Tollkeeper Fund, Goldman Sachs Real Estate Securities Fund and Goldman Sachs CORE Tax-Managed Fund). For the fiscal years ended December 31, 1999 and December 31, 1998, Arthur Andersen LLP's audit reports contained no adverse opinion or disclaimer of opinion; nor were their reports qualified or modified as to uncertainty, audit scope or accounting principles. Further, there were no disagreements between the Fund and Arthur Andersen LLP on accounting principles or practices, financial statement disclosure or audit scope or procedure, which if not resolved to the satisfaction of Arthur Andersen LLP would have caused them to make reference to the disagreement in their report.

In addition, there were no reportable events of the kind described in Item 304(1)(v) of Regulation S-K under the Securities and Exchange Act of 1934, as amended.

Prior to the engagement of PricewaterhouseCoopers LLP as independent auditors of the Fund and during the fiscal year ended December 31, 1999 and the fiscal year ended December 31, 1999 and December 31, 1998 neither the Funds nor anyone on its behalf consulted PricewarterhouseCoopers LLP regarding either (i) the application of accounting principals to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item
304).